Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

( in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of March 31,
	Notes	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	68,078	101,991	1,539
Intangible assets	5	7,931	15,841	239
Property, plant and equipment	4	54,206	64,952	980
Derivative assets	13,14	736	260	4
Available for sale investments	7	3,867	4,907	74
Non-current tax assets		11,409	11,751	177
Deferred tax assets		2,945	3,800	57
Other non-current assets	10	14,369	15,828	239

Total non-current assets		163,541	219,330	3,309

Inventories	8	4,849	5,390	81
Trade receivables		91,531	102,380	1,545
Other current assets	10	73,359	104,068	1,571
Unbilled revenues		42,338	48,273	729
Available for sale investments	7	53,908	132,944	2,007
Current tax assets		6,490	7,812	118
Derivative assets	13,14	5,077	5,675	86
Cash and cash equivalents	9	158,940	99,049	1,495

Total current assets		436,492	505,591	7,632

TOTAL ASSETS		600,033	724,921	10,941

EQUITY
Share capital		4,937	4,941	75
Share premium		14,031	14,642	221
Retained earnings		372,248	425,735	6,426
Share based payment reserve		1,312	2,229	34
Other components of equity		15,454	18,531	280

Equity attributable to the equity holders of the Company		407,982	466,078	7,036
Non-controlling interest		1,646	2,224	34

Total equity		409,628	468,302	7,070

LIABILITIES
Long - term loans and borrowings	11	12,707	17,361	262
Deferred tax liabilities		3,240	5,108	77
Derivative liabilities	13,14	71	119	2
Non-current tax liabilities		6,695	8,231	124
Other non-current liabilities	12	3,658	7,225	109
Provisions	12	5	14	—

Total non-current liabilities		26,376	38,058	574

Loans and borrowings and bank overdrafts	11	66,206	107,860	1,628
Trade payables and accrued expenses		58,745	68,187	1,027
Unearned revenues		16,549	18,076	273
Current tax liabilities		8,036	7,015	106
Derivative liabilities	13,14	753	2,340	35
Other current liabilities	12	12,223	13,821	209
Provisions	12	1,517	1,262	19

Total current liabilities		164,029	218,561	3,297

TOTAL LIABILITIES		190,405	256,619	3,871

TOTAL EQUITY AND LIABILITIES		600,033	724,921	10,941

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	& Managing Director		& Executive Director

Vijay Mathur	Jatin Pravinchandra Dalai	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 046476

Bangalore
April 20, 2016

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2015	2016	2016	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	121,420	136,324	2,058	469,545	512,440	7,735
Cost of revenues	18	(82,609)	(95,843)	(1,447)	(321,284)	(356,724)	(5,385)
Gross profit		38,811	40,481	611	148,261	155,716	2,350

Selling and marketing expenses	18	(7,916)	(8,983)	(136)	(30,625)	(34,097)	(515)
General and administrative expenses	18	(6,633)	(7,755)	(117)	(25,850)	(28,465)	(430)
Foreign exchange gains/(losses), net		294	1,093	16	3,637	3,867	58

Results from operating activities		24,556	24,836	374	95,423	97,021	1,463

Finance expenses	19	(912)	(1,284)	(19)	(3,599)	(5,582)	(84)
Finance and other income	20	5,476	5,617	85	19,859	23,280	351
Profit before tax		29,120	29,169	440	111,683	114,719	1,730
Income tax expense	16	(6,255)	(6,626)	(100)	(24,624)	(25,305)	(382)

Profit for the period/ year		22,865	22,543	340	87,059	89,414	1,348

Attributable to:
Equity holders of the Company		22,720	22,350	337	86,528	88,922	1,341
Non-controlling interest		145	193	3	531	492	7

Profit for the period/ year		22,865	22,543	340	87,059	89,414	1,348

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		9.25	9.10	0.14	35.25	36.20	0.55
Diluted		9.21	9.08	0.14	35.13	36.12	0.54

Weighted average number of equity shares used in computing earnings per equity share
Basic		2,456,575,761	2,457,344,850	2,457,344,850	2,454,681,650	2,456,559,400	2,456,559,400
Diluted		2,465,876,236	2,462,738,033	2,462,738,033	2,462,579,161	2,461,689,908	2,461,689,908

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	& Managing Director		& Executive Director

Vijay Mathur	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 046476

Bangalore
April 20, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2015	2016	2016	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		22,865	22,543	340	87,059	89,414	1,350

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains (losses)		70	(39)	(1)	(64)	(788)	(12)

		70	(39)	(1)	(64)	(788)	(12)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	(1,286)	1,279	19	1,189	4,953	75
Net change in fair value of cash flow hedges	13,16	2,215	(9)	—	3,051	(1,640)	(25)
Net change in fair value of available for sale investments	7,16	332	328	5	856	638	10

		1,261	1,598	24	5,096	3,951	60

Total other comprehensive income, net of taxes		1,331	1,559	23	5,032	3,163	48

Total comprehensive income for the period		24,196	24,102	363	92,091	92,577	1,398

Attributable to:
Equity holders of the Company		24,054	23,913	361	91,510	91,999	1,389
Non-controlling interest		142	189	3	581	578	9

		24,196	24,102	364	92,091	92,577	1,398

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountant	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W-100022	& Managing Director		& Executive Director

Vijay Mathur	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 046476

Bangalore
April 20, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
Particulars	No. of Shares *	Share Capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust	attributable to the equity holders of the company	Non- controlling Interest	Total equity
As at April 1, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886

Total comprehensive income for the period
Profit for the period	—	—	—	86,528	—	—	—	—	—	86,528	531	87,059
Other comprehensive income	—	—	—	—	—	1,189	3,051	742	—	4,982	50	5,032

Total comprehensive income for the period	—	—	—	86,528	—	1,189	3,051	742	—	91,510	581	92,091

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,725,765	5	909	—	(909)	—	—	—	—	5	—	5
Dividends	—	—	—	(29,168)	—	—	—	—	—	(29,168)	(322)	(29,490)
Compensation cost related to employee share based payment transactions	—	—	—	(64)	1,200	—	—	—	—	1,136	—	1,136
Sale of treasury shares, gain	—	—	458	—	—	—	—	—	542	1,000	—	1,000

	2,725,765	5	1,367	(29,232)	291	—	—	—	542	(27,027)	(322)	(27,349)

As at March 31, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		79	225	5,974	21	180	57	11	—	6,547	26	6,573

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust	attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628

Total comprehensive income for the period
Profit for the period	—	—	—	88,922	—	—	—	—	—	88,922	492	89,414
Other comprehensive income	—	—	—	—	—	4,867	(1,640)	(150)	—	3,077	86	3,163

Total comprehensive income for the period	—	—	—	88,922	—	4,867	(1,640)	(150)	—	91,999	578	92,577

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,670,252	4	611	—	(611)	—	—	—	—	4	—	4
Dividends	—	—	—	(35,494)	—	—	—	—	—	(35,494)	—	(35,494)
Compensation cost related to employee share based payment transactions	—	—	—	59	1,528	—	—	—	—	1,587	—	1,587

	1,670,252	4	611	(35,435)	917	—	—	—	—	(33,903)	—	(33,903)

As at March 31, 2016	2,470,713290	4,941	14,642	425,735	2,229	16,116	1,910	505	—	466,078	2,224	468,302

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		75	221	6,426	34	243	29	8	—	7,036	34	7,070

*	Includes 14,829,824 treasury shares as of March 31, 2015 and 2016, respectively

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	& Managing Director		& Executive Director

Vijay Mathur	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 046476

Bangalore
April 20, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

( in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2015	2016	2016
			Translation into US$ in millions (Unaudited) Refer note
			2(iv)
Cash flows from operating activities:
Profit for the period	87,059	89,414	1,351
Adjustments:
Loss/ (gain) on sale of property, plant and equipment and intangible assets, net	6	(55)	(1)
Depreciation and amortization	12,823	14,967	226
Exchange loss, net	3,946	2,664	40
Gain on sale of investments, net	(3,948)	(2,646)	(40)
Share based compensation expense	1,138	1,534	23
Income tax expense	24,624	25,305	382
Dividend and interest (income)/expenses, net	(15,143)	(19,224)	(290)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(5,929)	(5,478)	(83)
Unbilled revenue	(3,004)	(5,329)	(80)
Inventories	(2,556)	(541)	(8)
Other assets	(3,742)	(768)	(12)
Trade payables, accrued expenses and other liabilities and provision	3,469	4,683	71
Unearned revenue	3,784	1,282	19

Cash generated from operating activities before taxes	102,527	105,808	1,598

Income taxes paid, net	(24,265)	(26,935)	(407)

Net cash generated from operating activities	78,262	78,873	1,191

Cash flows from investing activities:
Purchase of property, plant and equipment	(12,661)	(13,951)	(211)
Proceeds from sale of property, plant and equipment	1,389	779	12
Purchase of available for sale investments	(551,282)	(867,069)	(13,088)
Proceeds from sale of available for sale investments	561,582	793,697	11,980
Impact of investment hedging activities, net	—	266	4
Investment in inter-corporate deposits	(39,200)	(67,889)	(1,025)
Refund of inter-corporate deposits	13,500	36,950	558
Payment for deferred consideration in respect of business acquisition	(243)	—	—
Payment for business acquisitions, net of cash acquired	(11,331)	(39,373)	(594)
Interest received	12,206	18,368	277
Dividend received	224	66	1

Net cash used in investing activities	(25,816)	(138,156)	(2,086)

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	5	4	—
Repayment of loans and borrowings	(98,419)	(137,298)	(2,072)
Proceeds from loans and borrowings	119,300	172,549	2,605
Proceeds from sale of treasury shares	1,000	—	—
Interest paid on loans and borrowings	(919)	(1,348)	(20)
Payment of cash dividend (including dividend tax thereon)	(29,490)	(35,494)	(536)

Net cash used in financing activities	(8,523)	(1,587)	(23)

Net increase/(decrease) in cash and cash equivalents during the period	43,923	(60,870)	(918)
Effect of exchange rate changes on cash and cash equivalents	589	549	8
Cash and cash equivalents at the beginning of the period	114,201	158,713	2,396

Cash and cash equivalents at the end of the period (Note 9)	158,713	98,392	1,486

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	& Managing Director		& Executive Director

Vijay Mathur	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 046476

Bangalore
April 20, 2016

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

( in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 20, 2016.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2015. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees ( in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Available-for-sale financial assets;

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the year ended March 31, 2016, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = 66.25 (March 31, 2015: $ 1 = 62.31), as published by Federal Reserve Board of Governors on March 31, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Non-marketable equity investments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2015 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2015, except for the adoption of new standards and interpretations effective as of April 1, 2015. Although these amendments apply for the first time in the current financial year, they do not have a material impact on the condensed consolidated interim financial statements.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2015, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The Company has elected to early adopt IFRS 9 effective April 1, 2016. The Company does not expect a significant impact on its balance sheet or equity on applying the classification, measurement and presentation requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. The Company believes that all existing hedge relationships that are currently designated as effective hedging relationships will still qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the Company does not expect a significant impact as a result of applying IFRS 9.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s consolidated financial statements.

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

4.	Property, plant and equipment

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372

Translation adjustment	(2)	50	122	(120)	(22)	28
Additions/adjustments	—	446	11,978	873	36	13,333
Acquisition through business combinations	—	89	871	120	1	1,081
Disposals/adjustments	—	(132)	(5,687)	(522)	(151)	(6,492)

As at March 31, 2015	3,685	24,515	79,594	12,698	830	121,322

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609

Translation adjustment	—	36	243	(71)	2	210
Depreciation	—	755	9,220	1,430	12	11,417
Disposals/adjustments	—	(93)	(5,149)	(258)	(149)	(5,649)

	—	4,513	56,629	10,636	809	72,587

Capital work-in-progress						5,471

Net carrying value as at March 31, 2015						54,206

Gross carrying value:
As at April 1, 2015	3,685	24,515	79,594	12,698	830	121,322

Translation adjustment	10	209	1,720	79	(1)	2,017
Additions/adjustments	—	1,799	15,424	1,791	62	19,076
Additions through business combinations	—	105	4,462	162	34	4,763
Disposals/adjustments	—	(539)	(1,620)	(615)	(336)	(3,110)

As at March 31, 2016	3,695	26,089	99,580	14,115	589	144,068

Accumulated depreciation/impairment:
As at April 1, 2015	—	4,513	56,629	10,636	809	72,587

Translation adjustment	—	73	1,113	80	—	1,266
Depreciation	—	861	11,381	1,094	19	13,355
Disposals/adjustments	—	(103)	(962)	(492)	(324)	(1,881)

As at March 31, 2016	—	5,344	68,161	11,318	504	85,327

Capital work-in-progress						6,211

Net carrying value as at March 31, 2016						64,952

*	Including computer equipment, software and technology platforms.

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2015	2016
Balance at the beginning of the period	63,422	68,078
Translation adjustment	1,098	3,421
Acquisition through business combinations, net	3,558	30,492

Balance at the end of the period	68,078	101,991

	Intangible assets
	Customer related	Marketing related	Total
Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504

Translation adjustment	(1,015)	(95)	(1,110)
Disposal/ adjustment	—	(100)	(100)
Acquisition through business combinations	8,228	—	8,228

As at March 31, 2015	10,617	905	11,522

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568

Translation adjustment	—	(104)	(104)
Disposal/ adjustment	—	(82)	(82)
Amortization and impairment	1,044	165	1,209

As at March 31, 2015	2,936	655	3,591

Net carrying value as at March 31, 2015	7,681	250	7,931
Gross carrying value:
As at April 1, 2015	10,617	905	11,522

Translation adjustment	292	120	412
Additions	—	189	189
Acquisition through business combination	7,451	1,373	8,824

As at March 31, 2016	18,360	2,587	20,947

Accumulated amortization and impairment:
As at April 1, 2015	2,936	655	3,591

Translation adjustment	—	70	70
Amortization and impairment	1,228	217	1,445

As at March 31, 2016	4,164	942	5,106

Net carrying value as at March 31, 2016	14,196	1,645	15,841

Amortization expense and impairment charge on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statements of income.

6.	Business combinations

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc, a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,071 (Canadian Dollars 198 million) post conclusion of closing conditions and fair value adjustments. ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	1,330	(278)	1,052
Customer related intangibles	—	8,228	8,228
Deferred tax liabilities on intangible assets	—	(2,017)	(2,017)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition will strengthen the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of 6,540 (EUR 93 million) which includes a deferred earn-out component of 2,092 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 1,287 million and recorded as part of preliminary purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	586	—	586
Customer related intangibles	—	597	597
Brand	—	638	638
Non-compete agreement	—	103	103
Deferred tax liabilities on intangible assets	—	(290)	(290)

Total	586	1,048	1,634

Goodwill			4,046

Total purchase price			5,680

Net assets acquired include 359 of cash and cash equivalents and trade receivables valued at 392.

The goodwill of 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the current period, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The pro-forma effects of this acquisition on the Company’s results were not material.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition is expected to provide Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of 5,800 (EUR 80.4 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	852	—	852
Customer related intangibles	—	1,001	1,001
Brand	—	317	317
Deferred tax liabilities on intangible assets	—	(391)	(391)

Total	852	927	1,779

Goodwill			4,021

Total purchase price			5,800

Net assets acquired include 367 of cash and cash equivalents and trade receivables valued at 1,389.

The goodwill of 4,021 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The pro-forma effects of this acquisition on the Company’s results were not material.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

Healthplan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of 31,069 (USD 454.1 million) which includes a deferred earn-out component of 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	368	1,604	1,972
Technology platform	1,087	1,904	2,991
Customer related intangibles	—	5,853	5,853
Non-compete agreement	—	315	315
Deferred tax liabilities on intangible assets	—	(3,066)	(3,066)

Total	1,455	6,610	8,065

Goodwill			22,425

Total purchase price			30,490

Net assets acquired include 47 of cash and cash equivalents and trade receivables valued at 2,449.

The goodwill of 22,425 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

The pro-forma effects of this acquisition on the Company’s results were not material.

Viteos Group

On December 23, 2015, the Company entered into an agreement to acquire Viteos Group, a Business Process as a Service (BPaaS) provider for the alternative investment management industry for a purchase consideration of USD 130 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be completed in the quarter ending June 30, 2016.

7.	Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2015				As at March 31, 2016
	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value
Investment in liquid and short-term mutual funds and others	56,437	1,340	(2)	57,775	135,716	2,148	(13)	137,851

Total	56,437	1,340	(2)	57,775	135,716	2,148	(13)	137,851

Current				53,908				132,944

Non-current				3,867				4,907

*	Available for sale investments include investments amounting to 109 (March 31, 2015: Nil) pledged as margin money deposit for entering into currency future contracts.

8.	Inventories

Inventories consist of the following:

	As at March 31,
	2015	2016
Stores and spare parts	932	871
Raw materials and components	5	2
Finished goods and traded goods	3,912	4,517

	4,849	5,390

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2015 and March 31, 2016 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2015	2016
Cash and bank balances	47,198	63,518
Demand deposits with banks (1)	111,742	35,531

	158,940	99,049

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Demand deposits with banks include deposits in lien with banks amounting to 3 (March 31, 2015: Nil).

Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at March 31,
	2015	2016
Cash and cash equivalents	158,940	99,049
Bank overdrafts	(227)	(657)

	158,713	98,392

10.	Other assets

	As at March 31,
	2015	2016
Current
Inter corporate and term deposits (1) (2)	38,500	69,439

Prepaid expenses and deposits	11,325	14,518
Due from officers and employees	3,488	3,780
Finance lease receivables	3,461	2,034
Advance to suppliers	2,430	1,507
Deferred contract costs	3,610	3,720
Interest receivable	5,290	4,223
Balance with excise, customs and other authorities	1,786	1,814
Others (3) (4)	3,469	3,033

	73,359	104,068

Non-current
Prepaid expenses including rentals for leasehold land and deposits	6,695	8,534

Finance lease receivables	2,899	2,964
Deferred contract costs	4,445	3,807
Others	330	523

	14,369	15,828

Total	87,728	119,896

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months
(2)	Term deposits include deposits amounting to 300 (March 31, 2015: 300) which are lien marked as margin money deposits.
(3)	Others include 25 (March 31, 2015: 77) due from Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries.
(4)	Others include 418 (March 31, 2015: 400) representing assets held for sale.

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at March 31,
	2015	2016
Short-term borrowings from bank	64,335	105,661
External commercial borrowing	9,375	9,938
Obligations under finance leases	4,878	8,963
Term loans	325	659

Total loans and borrowings	78,913	125,221

12.	Other liabilities and provisions

	As at March 31,
	2015	2016
Other liabilities
Current:
Statutory and other liabilities	3,530	3,871

Employee benefit obligations	4,802	5,494
Advance from customers	2,200	2,283
Others (1)	1,691	2,173

	12,223	13,821

Non-current:
Employee benefit obligations	3,062	4,618

Others	596	2,607

	3,658	7,225

Total	15,881	21,046

(1)	Others include 189 (March 31, 2015: 340) due to Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries.

	As at March 31,
	2015	2016
Provisions
Current:
Provision for warranty	306	388
Others	1,211	874

	1,517	1,262

Non-current:
Provision for warranty	5	14

Total	1,522	1,276

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2015		2016
Designated derivative instruments
Sell		$836		$922
		£198		£248
		€220		€278
	AUD	83	AUD	139
	SAR	—	SAR	19
	AED	—	AED	7
Interest rate swaps		$150		$150

Net investment hedges in foreign operations
Others		$145		$—

Non designated derivative instruments
Sell		$1,304		$1,298
		£67		£55
		€60		€87
	AUD	53	AUD	35
		¥490		¥490
	SGD	13	SGD	3
	ZAR	69	ZAR	110
	CAD	30	CAD	11
	CHF	10	CHF	10
	SAR	—	SAR	58
	AED	—	AED	7
Buy		$790		$822

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2015	2016
Balance as at the beginning of the period	567	4,268

Deferred cancellation gain/ (loss)	101	(3)
Changes in fair value of effective portion of derivatives	3,600	(1,898)

Gain/ (losses) on cash flow hedging derivatives, net	3,701	(1,901)

Balance as at the end of the period	4,268	2,367

Deferred tax thereon	(718)	(457)

Balance as at the end of the period, net of deferred tax	3,550	1,910

As at March 31, 2015 and 2016, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particulars	As at March 31, 2015				As at March 31, 2016
	Fair value measurements at reporting date using				Fair value measurements at reporting date using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments
- Cash flow hedges	4,237	—	4,237	—	3,072	—	3,072	—
- Net investment hedges	140	—	140	—	—	—	—	—
- Others	1,436	—	912	524	2,863	—	2,305	558
Available for sale financial assets:
- Investment in liquid and short- term mutual funds	10,202	10,202	—	—	10,578	10,578	—	—
- Investment in certificate of deposits and other Investments	43,706	2,046	41,660	—	122,366	1,094	121,272	—
- Investment in equity instruments	3,867	—	—	3,867	4,907	—	—	4,907
Liabilities
Derivative instruments
- Cash flow hedges	80	—	80	—	706	—	706	—
- Net investment hedges	264	—	264	—	—	—	—	—
- Others	480	—	480	—	1,753	—	1,753	—
Contingent consideration	110	—	—	110	2,251	—	—	2,251

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as at March 31, 2016.

Details of assets and liabilities considered under Level 3 classification:

	Available for sale investments – Equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Opening balance as on April 1, 2014	2,676	110	(789)
Additions/adjustments	546	433	—
Disposals/ payouts	(916)	—	39
Measurement period adjustment to goodwill	—	—	193
Gain/loss recognized in statement of income	608	(19)	447
Gain recognized in other comprehensive income	953	—	—
Closing balance as on March 31, 2015	3,867	524	(110)

	Available for sale investments – Equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Opening balance as on April 1, 2015	3,867	524	(110)
Additions/adjustments	1,016	—	(1,908)
Gain/loss recognized in statement of income	—	34	—
Gain/loss recognized in foreign currency translation reserve	—	—	(95)
Gain/loss recognized in other comprehensive income	24	—	—
Finance Expense recognised in statement of income	—	—	(138)
Closing balance as on March 31, 2016	4,907	558	(2,251)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	2%	0.5% increase (decrease) in growth rate would result in increase (decrease) in fair value of AFS investments by 57, (53) respectively

		Discount rate	13%	0.5% increase (decrease) in discount rate would result in (decrease) increase in fair value of AFS investments by (95), 103 respectively

	Market multiple approach	Revenue multiple	4X	0.5X increase (decrease) in revenue multiple would result in increase (decrease) in fair value of AFS investments by 182,(187) respectively

Derivative assets	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by 31, (32) respectively

		Time to liquidation event	4.5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by 60, (69), respectively

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2015	2016
Balance at the beginning of the period	10,060	11,249

Translation difference related to foreign operations, net	799	5,680
Change in effective portion of hedges of net investment in foreign operations	390	(813)

Total change during the period	1,189	4,867

Balance at the end of the period	11,249	16,116

16.	Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Income tax expense as per the statement of income	6,255	6,626	24,624	25,305
Income tax included in other comprehensive income on:
Unrealized gain on investment securities	196	206	335	159
Unrealized (loss) / gain on cash flow hedging derivatives	450	49	650	(260)
Defined benefit plan actuarial gains / (losses)	20	(11)	(19)	(224)

Total income taxes	6,921	6,870	25,590	24,980

Income tax expense consists of the following:

	Three months ended March 31		Year ended March 31
	2015	2016	2015	2016
Current taxes
Domestic	4,597	5,324	19,163	20,221
Foreign	538	1,669	5,913	5,536

	5,135	6,993	25,076	25,757

Deferred taxes
Domestic	240	(271)	(247)	(567)
Foreign	880	(96)	(205)	115

	1,120	(367)	(452)	(452)

Total income tax expense	6,255	6,626	24,624	25,305

Income tax expense is net of reversal of provisions pertaining to earlier periods, amounting to 377 and 397 for the three months ended March 31, 2015 and 2016 respectively and 891 and 1,337 for the year ended March 31, 2015 and 2016 respectively.

17.	Revenues

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Rendering of services	111,575	126,271	435,507	481,369
Sale of products	9,845	10,053	34,038	31,071

Total revenues	121,420	136,324	469,545	512,440

18.	Expenses by nature

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Employee compensation	56,827	63,748	224,838	245,534
Sub-contracting/technical fees	13,394	19,918	52,303	67,769
Cost of hardware and software	9,113	9,466	32,210	30,096
Travel	5,163	5,405	21,684	23,507
Facility expenses	4,250	4,039	15,167	16,480
Depreciation and amortization	3,267	4,304	12,823	14,965
Communication	1,317	1,004	5,204	4,825
Legal and professional fees	1,006	1,360	3,682	4,214
Rates, taxes and insurance	647	550	2,240	2,526
Advertisement	532	631	1,598	2,292
Provision for doubtful debts	280	735	922	1,843
Miscellaneous expenses	1,362	1,421	5,088	5,235

Total cost of revenues, selling and marketing and general and administrative expenses	97,158	112,581	377,759	419,286

19.	Finance expense

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Interest expense	243	409	768	1,410
Exchange fluctuation on foreign currency borrowings, net	669	875	2,831	4,172

Total	912	1,284	3,599	5,582

20.	Finance and other income

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Interest income	4,702	5,122	15,687	20,568
Dividend income	39	1	224	66
Gain on sale of investments	735	494	3,948	2,646

Total	5,476	5,617	19,859	23,280

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below (amounts in millions except per share data):

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Profit attributable to equity holders of the Company	22,720	22,350	86,528	88,922
Weighted average number of equity shares outstanding	2,456,575,761	2,457,344,850	2,454,681,650	2,456,559,400
Basic earnings per share	9.25	9.10	35.25	36.20

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31		Year ended March 31
	2015	2016	2015	2016
Profit attributable to equity holders of the Company	22,720	22,350	86,528	88,922
Weighted average number of equity shares outstanding	2,456,575,761	2,457,344,850	2,454,681,650	2,456,559,400
Effect of dilutive equivalent share options	9,300,475	5,393,183	7,897,511	5,130,508

Weighted average number of equity shares for diluted earnings per share	2,465,876,236	2,462,738,033	2,462,579,161	2,461,689,908

Diluted earnings per share	9.21	9.08	35.13	36.12

22.	Employee benefits

a)	Employee costs include

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Salaries and bonus	55,306	61,561	218,985	237,949
Employee benefit plans
Gratuity	162	229	646	922
Contribution to provident and other funds	1,108	1,573	4,069	5,129
Share based compensation	251	385	1,138	1,534

	56,827	63,748	224,838	245,534

b)	The employee benefit cost is recognized in the following line items in the statement of income

	Three months ended March 31,		Year ended March 31,
	2015	2016	2015	2016
Cost of revenues	48,123	53,779	189,959	207,747
Selling and marketing expenses	5,359	6,143	21,851	23,663
General and administrative expenses	3,345	3,826	13,028	14,124

	56,827	63,748	224,838	245,534

The Company has granted 20,000 and 2,870,400 options under RSU option plan during the three months and year ended March 2016 respectively (Nil and 2,480,000 for three months and year ended March 31, 2015); Nil and 1,697,700 options under ADS plan during the three months and year ended March 2016 respectively (Nil and 1,689,500 for three months and year ended March 31, 2015).d

23.	Commitments and contingencies

Capital commitments: As at March 31, 2015 and 2016, the Company had committed to spend approximately 1,262 and 1,755 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2015 and 2016, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately 21,235 and 25,218 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is 47,583 (including interest of 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 31, 2012, the Company received the draft assessment order in March 2016 with a proposed demand of 4,241 (including interest of 1,376), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. Company will file an objection before DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The Contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to 2,654 and 2,560 as of March 31, 2016 and 2015.

24.	Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	29,852	13,171	16,258	17,437	20,582	15,117	—	112,417	9,454	(157)	121,714
Segment Result	7,474	3,031	3,542	4,078	4,497	2,878	—	25,500	58	(279)	25,279
Unallocated								(723)	—	—	(723)
Segment Result Total								24,777	58	(279)	24,556
Finance expense											(912)
Finance and other income											5,476
Profit before tax											29,120
Income tax expense											(6,255)
Profit for the period											22,865
Depreciation and amortization											3,267

Information on reportable segment for the three months ended March 31, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	32,551	16,905	19,721	17,917	24,109	16,764	—	127,967	9,604	(154)	137,417
Segment Result	6,997	3,169	3,687	3,638	4,482	3,389	—	25,362	(290)	(539)	24,533
Unallocated								303	—	—	303
Segment Result Total								25,665	(290)	(539)	24,836
Finance expense											(1,284)
Finance and other income											5,617
Profit before tax											29,169
Income tax expense											(6,626)
Profit for the period											22,543
Depreciation and amortization											4,304

Information on reportable segment for the Year ended March 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	115,505	49,884	62,209	71,229	80,303	61,050	—	440,180	34,006	(1,004)	473,182
Segment Result	27,378	10,565	13,190	17,561	17,127	13,574	583	99,978	374	(2,600)	97,752
Unallocated								(2,329)	—	—	(2,329)
Segment Result Total								97,649	374	(2,600)	95,423
Finance expense											(3,599)
Finance and other income											19,859
Profit before tax											111,683
Income tax expense											(24,624)
Profit for the period											87,059
Depreciation and amortization											12,823

Information on reportable segment for the Year ended March 31, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	128,147	58,358	74,372	70,866	90,877	64,696	—	487,316	29,722	(731)	516,307
Segment Result	28,143	12,160	13,898	14,382	17,752	12,317	—	98,652	(864)	(1,831)	95,957
Unallocated								1,064	—	—	1,064
Segment Result Total								99,716	(864)	(1,831)	97,021
Finance expense											(5,582)
Finance and other income											23,280
Profit before tax											114,719
Income tax expense											(25,305)
Profit for the period											89,414
Depreciation and amortization											14,965

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended March 31		Year ended March 31
	2015	2016	2015	2016
India	13,427	13,869	45,814	51,371
Americas	58,583	67,909	227,328	258,615
Europe	30,454	34,473	124,523	126,417
Rest of the world	19,250	21,166	75,517	79,904

	121,714	137,417	473,182	516,307

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2015 and 2016.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty of 2 and Nil for the year ended March 31, 2015 and 2016, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of customer and marketing related intangibles acquired through business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25.	List of subsidiaries as of March 31, 2016 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. (formerly Macaw Merger, Inc.)		USA USA
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technogoty Austria GmbH(A) (Formerly Wipro Holdings Austria GmbH)	Austria
		Wipro Digital Aps (A)	Denmark
		3D Networks (UK) Limited Wipro Europe Limited (formerly SAIC Europe Limited) (A)	U.K. U.K.
		Wipro Promax Analytics Solutions (Europe) Limited (formerly Promax Analytics Solutions (Europe) Ltd)	UK

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd (formerly Promax Applications Group Pty Ltd)		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Cellent AG		Germany
Cellent Mittelstandsberatung
		GmbH	Germany
Cellent AG Austria(A)
Austria
Wipro Networks Pte Limited			Singapore
(formerly 3D Networks Pte Limited)
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd, Wipro Digital Aps, Cellent AG Austria and HPH Holdings Corp. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty
Austria GmbH (Formerly Wipro Holdings Austria GmbH)			Austria
	Wipro Technologies Austria GmbH		Austria
	New Logic Technologies SARL		France
Wipro Europe Limited (formerly SAIC Europe Limited)			U.K.
	Wipro UK Limited		U.K.
Wipro Portugal S.A.			Portugal
	Wipro Retail UK Limited		U.K.
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh		Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)			Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)		Australia

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Digital Aps	Designit A/S Designit Denmark A/S Designit MunchenGmbH Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd. Denextep Spain Digital, S.L		Denmark Denmark Denmark Germany Norway Sweden Israel Japan Spain

		Designit Colombia S A S	Colombia
Cellent AG Austria	Frontworx Informationstechnologie AG		Austria Austria
HPH Holdings Corp.	Healthplan Holdings, Inc. Healthplan Services Insurance Agency, Inc. Healthplan Services, Inc. Harrington Health Services Inc.		USA USA USA USA USA

26.	Bank Balances

Details of balances with banks as of March 31, 2016 are as follows:

Bank Name	In Current Account	In Deposit Account	Total
Citi Bank	50,940	1,136	52,076
Axis Bank	15	18,029	18,044
HSBC	5,235	1,805	7,040
Yes Bank	—	5,900	5,900
ICICI Bank	3	4,678	4,681
Wells Fargo Bank	2,500	—	2,500
Corporation Bank	—	2,241	2,241
Saudi British Bank	41	689	730
ANZ Bank	134	528	662
HDFC	421	114	535
Standard Chartered Bank	525	—	525
Bank of Montreal	445	—	445
Others including cash and cheques on hand	3,259	411	3,670

Total	63,518	35,531	99,049

27.	Events after the reporting period

On April 20, 2016, the Board of Directors of the Company declared a final dividend of   1 ($ 0.02) per equity share and ADR (50% on an equity share of par value of   2).

On April 20, 2016, the Board of Directors approved a buyback proposal for purchase by the Company of up to 40 million shares of   2 each (representing 1.62% of total equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer route at a price of   625 per equity share for an aggregate amount not exceeding   25,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998.

The accompanying notes form an integral part of these condensed consolidated interim financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W -100022	& Managing Director		& Executive Director

Vijay Mathur	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 046476

Bangalore
April 20, 2016